EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-164486 of our report dated April 27, 2010 relating to the consolidated financial statements and financial statement schedules of Verde Realty and subsidiaries as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for noncontrolling interests), appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Houston, Texas

April 27, 2010